EXHIBIT 23.2

Independent Auditor’s Consent

The Board of Directors
Audible Inc.:

We consent to the use of our report dated March 24, 2003, with respect to the balance sheets of Audible, Inc. as of December 31, 2002 and 2001, and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the December 31, 2002 Annual Report (Form 10-KA, File No. 000-26529) dated April 30, 2003 of Audible, Inc., incorporated herein by reference.

Our report dated March 24, 2003 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP
KPMG LLP

Short Hills, New Jersey
October 30, 2003